UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2020 and 2021.
The information contained in this Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-230687, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”);
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies;
•	general domestic and international political conditions or events, including “trade wars”;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•	potential disruption of shipping routes due to accidents or political events;
•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned; and
•	the risk factors and other factors referred to in the Company’s reports filed with or furnished to the SEC.
Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended 2020, filed with the SEC on April 1, 2021, as amended on April 2, 2021.
You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 24, 2021
COMPANY NAME

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

Exhibit Number	Description

99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2020 and 2021.